UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

vTv Therapeutics Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

918385204

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

February 27, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385204	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 122,664 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 122,664 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 122,664 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN
(1)	Includes 25,350 shares of Class A common stock (“Common Stock”) of vTv Therapeutics Inc. issuable upon the exercise of 25,350 Prefunded Warrants (as defined in Item 4 and subject to beneficial ownership limitations described therein). See Item 5 for the amount and percentage of beneficial ownership as of February 27, 2024.
(2)	Based on 2,432,856 shares of Common Stock outstanding as of March 4, 2024, as per information obtained from the Issuer on March 4, 2024.

CUSIP No. 918385204	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 122,664 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 122,664 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 122,664 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO
(1)	Includes 25,350 shares of Common Stock issuable upon the exercise of 25,350 Prefunded Warrants (as defined in Item 4 and subject to beneficial ownership limitations described therein). See Item 5 for the amount and percentage of beneficial ownership as of February 27, 2024.
(2)	Based on 2,432,856 shares of Common Stock outstanding as of March 4, 2024, as per information obtained from the Issuer on March 4, 2024.

CUSIP No. 918385204	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 122,664 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 122,664 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 122,664 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(1)	Includes 25,350 shares of Common Stock issuable upon the exercise of 25,350 Prefunded Warrants (as defined in Item 4 and subject to beneficial ownership limitations described therein). See Item 5 for the amount and percentage of beneficial ownership as of February 27, 2024.
(2)	Based on 2,432,856 shares of Common Stock outstanding as of March 4, 2024, as per information obtained from the Issuer on March 4, 2024.

CUSIP No 918385204	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(b) ☐ (a) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 122,664 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 122,664 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 122,664 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(1)	Includes 25,350 shares of Common Stock issuable upon the exercise of 25,350 Prefunded Warrants (as defined in Item 4 and subject to beneficial ownership limitations described therein). See Item 5 for the amount and percentage of beneficial ownership as of February 27, 2024.
(2)	Based on 2,432,856 shares of Common Stock outstanding as of March 4, 2024, as per information obtained from the Issuer on March 4, 2024.

Schedule 13D

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, par value $0.01 per share (the “Common Stock”) of vTv Therapeutics Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 3980 Premier Drive, Suite 310, High Point, NC 27265. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

The disclosures in Item 3 and Item 6 below are incorporated herein by reference.

On February 27, 2024, the Issuer entered into a securities purchase agreement with certain institutional accredited investors related to the private placement (the “Private Placement”) of 464,377 shares of Common Stock (the “Shares”) at a purchase price of $11.81 per share and prefunded warrants (the “Prefunded Warrants”) to purchase 3,853,997 shares of Common Stock (the “Warrant Shares”) at a purchase price of $11.80 per warrant. The Prefunded Warrants are exercisable into Common Stock at any time on a 1-for-1 basis at an exercise price of $0.01 per Warrant Share, subject to the limitations discussed below and have no expiration date. The Private Placement closed on February 27, 2024.

Pursuant to the Securities Purchase Agreement, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667” and together with Life Sciences, the “Funds”) purchased in the Private Placement the following: (i) Life Sciences: 142,135 shares of Common Stock and Prefunded Warrants to purchase up to 2,770,136 Warrant Shares; and (ii) 667: 12,836 shares of Common Stock and Prefunded Warrants to purchase up to 250,168 Warrant Shares. Each of 667 and Life Sciences purchased the Common Stock and Prefunded Warrants with their working capital.

The Prefunded Warrants are exercisable on a 1-for-1 basis at an exercise price of $0.01 per share at any time at the election of the holder into shares of Common Stock subject to beneficial ownership limitations as described below. The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock.

Contingent and effective upon the closing of the Private Placement on February 27, 2024, the board of directors of the Issuer (the “Board”) appointed Dr. Raymond Cheong, a full-time employee of the Adviser, as a member of the Board. Dr. Cheong serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for his service.

On March 5, 2024, the Issuer entered into an exchange agreement (the “Exchange Agreement”) with the Funds, pursuant to which the Issuer exchanged an aggregate of 57,657 shares of Common Stock held by the Funds for 57,705 Prefunded Warrants. Pursuant to the Exchange Agreement, on March 4, 2024, 667 and Life Sciences exchanged 4,776 and 52,881 shares of Common Stock, respectively, for 4,780 and 52,925 Prefunded Warrants, respectively.

The foregoing description of the Securities Purchase Agreement, the Prefunded Warrants, and the Exchange Agreement is qualified in its entirety by reference to the full texts of the Securities Purchase Agreement, the Form of Pre-Funded Warrant, and the Exchange Agreement, which are incorporated by reference as Exhibit 99.1, filed as Exhibit 99.2, and incorporated by reference as Exhibit 99.3, respectively, and all of which are incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of Prefunded Warrants, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of Prefunded Warrants, subject to the limitations on exercise described below, in each case following execution of the Exchange Agreement:

	Common	Prefunded
Name	Stock	Warrants
667, L.P.	8,060	254,948
Baker Brothers Life Sciences, L.P.	89,254	2,823,061
Total	97,314	3,078,009

On February 27, 2024 and until the effectiveness of the Exchange Agreement, 667 and Life Sciences held 12,836 and 142,135 shares of Common Stock, respectively representing approximately 6.1% of the outstanding shares of Common Stock.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) At the closing of the Exchange Agreement, the Reporting Persons ceased to be five percent or greater beneficial owner of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

The disclosure in Item 4 is incorporated by reference herein.

Securities Purchase Agreement

On February 27, 2027, the Funds, along with certain other investors, entered into the Securities Purchase Agreement with the Issuer. In addition to providing for the Private Placement, the Securities Purchase Agreement also: (i) provides the Funds with rights to designate two nominees to serve as directors on the Board, subject to the Funds continuing to own at least 50% of the number of Shares and Prefunded Warrants (including Warrant Shares issued pursuant to the exercise of the Prefunded Warrants) purchased by the Funds at the closing of the Private Placement, (ii) requires the Issuer to implement Board voting procedures requiring at least five directors to approve certain Issuer actions, (iii) grants certain participation rights to the Funds giving them the right to purchase their proportionate share of certain future financing transactions, (iv) requires the Issuer to use commercially reasonable efforts to (a) offer and sell securities for cash and/or (b) receive cash consideration in connection with a royalty or licensing agreement related to a preclinical or clinical drug candidate of the Issuer, other than TTP 399, that in respect of (a) and/or (b) results in the receipt of gross proceeds of at least an aggregate of $30.0 million, and (v) grants the Funds, together with certain purchasers in the Private Placement, the right to purchase their proportionate share of up to an additional $30.0 million of Common Stock 18 months following the closing of the Private Placement, subject to certain conditions. The Securities Purchase Agreement also contains customary representations, warranties and covenants of the parties.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.1, and which is incorporated herein by reference.

Registration Rights Agreement

On February 27, 2024, the Funds and certain other investors entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which the Issuer agreed to register for resale the Shares and the Warrant Shares held by the Purchasers (the “Registrable Securities”) in accordance with the terms and conditions of the Registration Rights Agreement. Under the Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale of the Registrable Securities following a demand made by the Funds or the other investors party to the Registration Rights Agreements in accordance with the provisions thereof. The Issuer must use reasonable efforts to file such registration statement within 60 days of such demand and to use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable following the filing of the registration statement. The Issuer also agreed to use reasonable best efforts to keep such registration statement effective until the date (i) the Shares and Warrant Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction or (ii) 10 years after the date of the Registration Rights Agreement. Additionally, pursuant to the Registration Rights Agreement, the Funds and the other investors party thereto are permitted (i) one underwritten offering per calendar year, but no more than two underwritten offerings in total, and (ii) no more than one underwritten offering and/or block trade in any 12-month period, to effect the sale or distribution of the Shares and Warrant Shares, subject to certain limitations. The Issuer is responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities, other than sales commissions and underwriter discounts.

The Issuer granted the Funds customary indemnification rights in connection with the registration statement. The Funds also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4 hereto and which is incorporated by reference herein.

The Form of Pre-Funded Warrant is incorporated by reference as Exhibit 99.2 and the Exchange Agreement is filed as Exhibit 99.3, and both are incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Exhibit	Description
99.1	Securities Purchase Agreement by and between 667, L.P., Baker Brothers Life Sciences, L.P., vTv Therapeutics Inc., and certain other investors, dated February 27, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2024).
99.2	Form of Pre-Funded Warrant to Purchase Common Stock of vTv Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2024).
99.3	Exchange Agreement by and between 667, L.P., Baker Brothers Life Sciences, L.P., and vTv Therapeutics Inc., dated March 5, 2024.
99.4	Registration Rights Agreement by and between 667, L.P., Baker Brothers Life Sciences, L.P., vTv Therapeutics Inc., and certain other investors, dated February 27, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2024

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker